FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      ]

National Bank of Greece S.A.

Group and Bank

Condensed Interim Financial Statements

30 September 2008

November 2008

Income Statement

for the period ended 30 September 2008

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.09.2008	30.09.2007	30.09.2008	30.09.2007

Interest & similar income		5.251.278	4.257.600	3.105.133	2.622.033
Interest expense & similar charges		(2.616.437)	(2.035.042)	(1.599.209)	(1.286.459)
Net interest income		2.634.841	2.222.558	1.505.924	1.335.574

Fee and commission income		628.201	618.595	227.544	248.629
Fee and commission expense		(53.849)	(68.031)	(20.866)	(25.860)
Net fee and commission income		574.352	550.564	206.678	222.769

Earned premia net of reinsurance		550.951	540.201	—	—
Net claims incurred		(421.237)	(464.259)	—	—
Earned premia net of claims and commissions		129.714	75.942	—	—

Net trading income and results from investment securities		119.962	377.565	20.999	281.753
Net investment hedge recognized directly in Group’s equity		—	—	(198.143)	(22.245)
Dividend and net other operating income		27.717	160.887	51.541	103.709
Total operating income		3.486.586	3.387.516	1.586.999	1.921.560

Personnel expenses		(1.000.810)	(979.166)	(600.071)	(626.929)
General, administrative & other operating expenses		(538.591)	(516.642)	(230.294)	(222.316)
Depreciation, amortisation & impairment charges of fixed assets		(112.734)	(99.111)	(50.901)	(46.384)
Amortisation of intangible assets recognised on business combinations		(20.710)	(19.169)	—	—
Finance charge on put options of minority interests		(9.238)	(16.957)	(9.238)	(16.957)
Impairment losses on loans & advances		(292.058)	(248.483)	(202.996)	(186.332)
Share of profit of associates		461	17.258	—	—
Profit before tax		1.512.906	1.525.246	493.499	822.642

Tax expense		(277.549)	(197.620)	(94.693)	(72.418)
Profit for the period		1.235.357	1.327.626	398.806	750.224

Attributable to:
Minority interests		21.410	15.115	—	—
NBG equity shareholders		1.213.947	1.312.511	398.806	750.224

Earnings per share- Basic	4	2,27	2,48	0,80	1,52
Earnings per share- Diluted	4	2,26	2,47	0,80	1,51

Athens, 26 November 2008

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 19 form an integral part of these financial statements

Income Statement

for the period ended 30 September 2008

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.09.2008	30.09.2007	30.09.2008	30.09.2007

Interest & similar income		1.910.067	1.514.383	1.085.818	916.299
Interest expense & similar charges		(1.004.631)	(735.178)	(556.874)	(451.333)
Net interest income		905.436	779.205	528.944	464.966

Fee and commission income		211.728	214.041	77.846	82.070
Fee and commission expense		(13.790)	(27.810)	(3.644)	(5.286)
Net fee and commission income		197.938	186.231	74.202	76.784

Earned premia net of reinsurance		220.165	160.882	—	—
Net claims incurred		(185.922)	(134.872)	—	—
Earned premia net of claims and commissions		34.243	26.010	—	—

Net trading income and results from investment securities		81.654	96.906	(41.800)	59.941
Net investment hedge recognized directly in Group’s equity		—	—	(113.999)	(22.245)
Dividend and net other operating income		(10.609)	65.119	(28.321)	69.955
Total operating income		1.208.662	1.153.471	419.026	649.401

Personnel expenses		(342.341)	(327.301)	(201.076)	(203.347)
General, administrative & other operating expenses		(183.923)	(197.697)	(88.998)	(96.936)
Depreciation, amortisation & impairment charges of fixed assets		(36.661)	(34.043)	(14.467)	(15.678)
Amortisation of intangible assets recognised on business combinations		(6.909)	(6.664)	—	—
Finance charge on put options of minority interests		(2.102)	(9.709)	(2.102)	(9.709)
Impairment losses on loans & advances		(111.568)	(81.470)	(76.483)	(61.363)
Share of profit of associates		253	583	—	—
Profit before tax		525.411	497.170	35.900	262.368

Tax expense		(114.869)	(60.709)	(19.827)	(16.698)
Profit for the period		410.542	436.461	16.073	245.670

Attributable to:
Minority interests		10.151	1.655	—	—
NBG equity shareholders		400.391	434.806	16.073	245.670

Earnings per share- Basic	4	0,81	0,88	0,03	0,50
Earnings per share- Diluted	4	0,81	0,88	0,03	0,50

Athens, 26 November 2008

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 19 form an integral part of these financial statements

Balance Sheet

as at 30 September 2008

		Group		Bank
€ 000’s	Note	30.09.2008	31.12.2007	30.09.2008	31.12.2007
ASSETS
Cash and balances with central banks		5.128.469	6.109.648	2.915.382	4.135.632
Treasury bills and other eligible bills		240.688	228.001	106.376	67.142
Due from banks (net)		3.106.360	3.689.849	5.361.618	4.318.696
Financial assets at fair value through P&L		11.551.704	12.139.287	10.073.569	10.981.488
Derivative financial instruments		1.009.812	394.904	859.737	331.206
Loans and advances to customers (net)	5	64.176.102	54.693.204	46.086.883	39.568.570
Investment securities		7.541.421	4.626.548	5.237.035	2.537.345
Investment property		149.768	153.628	—	—
Investments in subsidiaries		—	—	6.918.932	6.434.777
Investments in associates		88.262	73.586	11.614	21.492
Goodwill, software & other intangible assets	6	2.852.611	2.933.103	92.910	80.200
Property & equipment	7	1.951.307	1.936.815	947.017	955.732
Deferred tax assets		354.645	288.330	246.924	156.486
Insurance related assets and receivables		758.252	789.932	—	—
Current income tax advance		211.280	115.986	211.280	115.986
Other assets		2.365.326	2.097.474	1.683.913	1.354.198
Non current assets held for sale		116.883	115.279	—	—
Total assets		101.602.890	90.385.574	80.753.190	71.058.950

LIABILITIES
Due to banks		14.349.765	10.373.844	12.905.325	8.935.585
Derivative financial instruments		942.098	1.071.806	584.251	580.062
Due to customers	8	67.217.348	60.530.411	54.215.076	49.259.670
Debt securities in issue		1.929.196	2.289.735	—	—
Other borrowed funds		1.698.878	1.723.046	3.432.337	3.482.135
Insurance related reserves and liabilities		2.260.108	2.167.621	—	—
Deferred tax liabilities		425.831	247.473	274.781	133.731
Retirement benefit obligations		215.389	239.382	106.790	110.540
Current income tax liabilities		37.339	37.029	—	—
Other liabilities		3.095.706	3.156.757	2.274.320	2.021.306
Liabilities held for sale		8.999	6.535	—	—
Total liabilities		92.180.657	81.843.639	73.792.880	64.523.029

SHAREHOLDERS’ EQUITY
Share capital	10	2.490.771	2.385.992	2.490.771	2.385.992
Share premium account		2.682.084	2.292.753	2.682.084	2.292.753
Less: treasury shares	10	(89.663)	(21.601)	(82.307)	(21.601)
Reserves and retained earnings		1.977.143	1.813.276	1.869.762	1.878.777
Equity attributable to NBG shareholders		7.060.335	6.470.420	6.960.310	6.535.921

Minority Interest		831.548	507.889	—	—
Preferred securities		1.530.350	1.563.626	—	—
Total equity		9.422.233	8.541.935	6.960.310	6.535.921

Total equity and liabilities		101.602.890	90.385.574	80.753.190	71.058.950

Athens, 26 November 2008

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

The notes on pages 9 to 19 form an integral part of these financial statements

Statement of Changes in Equity- Group

for the period ended 30 September 2008

	Attributable to equity holders of the parent company							Minority
	Share capital		Share premium			Reserves &		Interest &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Retained earnings	Total	Preferred securities	Total
At 1 January 2007	2.376.436	—	2.263.725	—	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904
Movement in the available for sale securities reserve, net of tax	—	—	—	—	—	(31.806)	(31.806)	(5.954)	(37.760)
Currency translation differences	—	—	—	—	—	288.531	288.531	(25.148)	263.383
Net investment hedge, net of tax	—	—	—	—	—	(16.683)	(16.683)	—	(16.683)
Profit/(loss) recognised directly in equity	—	—	—	—	—	240.042	240.042	(31.102)	208.940
Net profit/(loss) for the period	—	—	—	—	—	1.312.511	1.312.511	15.115	1.327.626
Total	—	—	—	—	—	1.552.553	1.552.553	(15.987)	1.536.566
Share capital increase	1.750	—	—	—	—	(1.750)	—	—	—
Dividends to preferred securities	—	—	—	—	—	(90.501)	(90.501)	—	(90.501)
Dividends to ordinary shareholders	—	—	—	—	—	(474.608)	(474.608)	—	(474.608)
Share based payments	—	—	—	—	—	16.068	16.068	—	16.068
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	(1.387.620)	(1.387.620)	(496.078)	(1.883.698)
Purchases/ disposals of treasury shares & preferred securities	—	—	—	—	(11.816)	6.977	(4.839)	—	(4.839)
Balance at 30 September 2007	2.378.186	—	2.263.725	—	(38.642)	1.605.009	6.208.278	1.723.614	7.931.892
Movements from 1.10.2007 to 31.12.2007	7.806	—	29.028	—	17.041	208.267	262.142	347.901	610.043
Balance at 31 December 2007 and At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	1.813.276	6.470.420	2.071.515	8.541.935
Movement in the available for sale securities reserve, net of tax	—	—	—	—	—	(276.409)	(276.409)	(85)	(276.494)
Currency translation differences	—	—	—	—	—	(240.864)	(240.864)	(37.440)	(278.304)
Cash flow hedge, net of tax	—	—	—	—	—	1.370	1.370	—	1.370
Net investment hedge, net of tax	—	—	—	—	—	(148.607)	(148.607)	—	(148.607)
Profit/(loss) recognised directly in equity	—	—	—	—	—	(664.510)	(664.510)	(37.525)	(702.035)
Net profit/(loss) for the period	—	—	—	—	—	1.213.947	1.213.947	21.410	1.235.357
Total	—	—	—	—	—	549.437	549.437	(16.115)	533.322
Share capital increase	95.339	7.500	—	395.138	—	(95.339)	402.638	—	402.638
Share capital issue costs	—	—	(161)	(12.288)	—	—	(12.449)	—	(12.449)
Stock options exercised	1.940	—	6.642	—	—	—	8.582	—	8.582
Dividends to preferred securities	—	—	—	—	—	(89.000)	(89.000)	—	(89.000)
Dividends to ordinary shareholders	—	—	—	—	—	(190.651)	(190.651)	—	(190.651)
Share based payments	—	—	—	—	—	4.719	4.719	—	4.719
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	—	—	(10.701)	(10.701)	306.498	295.797
Purchases/ disposals of treasury shares & preferred securities	—	—	—	—	(68.062)	(4.598)	(72.660)	—	(72.660)
Balance at 30 September 2008	2.483.271	7.500	2.299.234	382.850	(89.663)	1.977.143	7.060.335	2.361.898	9.422.233

The notes on pages 9 to 19 form an integral part of these financial statements

Statement of Changes in Equity- Bank

for the period ended 30 September 2008

	Share capital		Share premium			Reserves &
€ 000’s	Ordinary shares	Preference shares	Ordinary shares	Preference shares	Treasury shares	Retained earnings	Total
At 1 January 2007	2.376.436	—	2.263.725	—	(4.490)	1.482.877	6.118.548
Movement in the available for sale securities reserve, net of tax	—	—	—	—	—	(32.835)	(32.835)
Currency translation differences	—	—	—	—	—	266	266
Cash flow hedge, net of tax	—	—	—	—	—	(3.383)	(3.383)
Profit/(loss) recognised directly in equity	—	—	—	—	—	(35.952)	(35.952)
Net profit/(loss) for the period	—	—	—	—	—	750.224	750.224
Total	—	—	—	—	—	714.272	714.272
Dividends to ordinary shareholders	—	—	—	—	—	(475.287)	(475.287)
Share based payments	—	—	—	—	—	16.068	16.068
Merger of subsidiary		—		—		(42.650)	(42.650)
Purchases/ disposals of treasury shares	—	—	—	—	(14.893)	3.584	(11.309)
Share capital increase	1.750	—	—	—	—	(1.750)	—
Balance at 30 September 2007	2.378.186	—	2.263.725	—	(19.383)	1.697.114	6.319.642
Movements from 1.10.2007 to 31.12.2007	7.806	—	29.028	—	(2.218)	181.663	216.279
Balance at 31 December 2007/ At 1 January 2008	2.385.992	—	2.292.753	—	(21.601)	1.878.777	6.535.921
Movement in the available for sale securities reserve, net of tax	—	—	—	—	—	(127.430)	(127.430)
Currency translation differences	—	—	—	—	—	(463)	(463)
Cash flow hedge, net of tax	—	—	—	—	—	1.370	1.370
Profit/(loss) recognised directly in equity	—	—	—	—	—	(126.523)	(126.523)
Net profit/(loss) for the period	—	—	—	—	—	398.806	398.806
Total	—	—	—	—	—	272.283	272.283
Share capital increase	95.339	7.500	—	395.138	—	(95.339)	402.638
Share capital issue costs	—	—	(161)	(12.288)	—	—	(12.449)
Purchases/ disposals of treasury shares	—	—	—	—	(60.706)	—	(60.706)
Stock options exercised	1.940	—	6.642	—	—	—	8.582
Dividends to ordinary shareholders	—	—	—	—	—	(190.678)	(190.678)
Share based payments	—	—	—	—	—	4.719	4.719
Balance at 30 September 2008	2.483.271	7.500	2.299.234	382.850	(82.307)	1.869.762	6.960.310

The notes on pages 9 to 19 form an integral part of these financial statements

Cash Flow Statement

for the period ended 30 September 2008

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.09.2008	30.09.2007	30.09.2008	30.09.2007
Cash flows from operating activities
Profit for the period		1.235.357	1.327.626	398.806	750.224
Non-cash items included in income statement and other adjustments		499.551	174.396	281.252	75.854
Net (increase) / decrease in operating assets		(287.239)	(1.242.542)	1.395.020	253.999
Net increase / (decrease) in operating liabilities		442.641	832.178	599.231	243.264
Net cash flow from/(used in) operating activities		1.890.310	1.091.658	2.674.309	1.323.341

Cash flows from investing activities
Net cash from / (used in) investing activities		(3.789.881)	(2.174.050)	(3.551.314)	(1.353.582)

Cash flows from financing activities
Net cash from / (used in) financing activities		5.461	111.991	143.239	209.671

Effect of foreign exchange rate changes on cash and cash equivalents		(62.936)	112.987	(4.245)	78.583
Net increase/(decrease) in cash and cash equivalents		(1.957.046)	(857.414)	(738.011)	258.013

Cash and cash equivalents at beginning of period		6.164.920	4.943.481	5.456.449	3.597.115
Cash and cash equivalents at end of period		4.207.874	4.086.067	4.718.438	3.855.128

The notes on pages 9 to 19 form an integral part of these financial statements

Notes to the Financial Statements

Group and Bank

NOTE 1:                       General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Exchange (“Athex”) since 1880. The Bank has further listings in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The Bank’s headquarters are located at 86 Eolou Street, Athens Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 167 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and Turkey.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) - Georgios A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman - Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
Ioannis P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School & Legal Counsellor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman of Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Chairman, Association of Greek Shipowners
Constantinos D. Pilarinos	Economist
Drakoulis K. Fountoukakos - Kyriakakos	Entrepreneur, Chairman, KEME of Hellenic Chamber of Commerce
George I. Mergos	Professor, University of Athens and Governor of IKA (Social Security Fund)
Panagiotis C. Drosos*	Economist

*On 28 August 2008, Mr Panagiotis Drosos was elected as a member of the Board following the resignation of Mr Ploutarhos K. Sakellaris on 1 August 2008

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.

These financial statements have been approved for issue by the Bank’s Board of Directors on 26 November 2008.

Notes to the Financial Statements

Group and Bank

NOTE 2:                       Summary of significant accounting policies

2.1          Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the nine month period ended 30 September 2008 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. When necessary, comparative figures have been adjusted to conform with changes in presentation in the current period.

2.2          Principal accounting policies

The interim financial statements include selected explanatory notes and they do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual Consolidated and Bank financial statements as at and for the year ended 31 December 2007. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

On 13 October 2008 IASB issued amendments to IAS 39 and IFRS 7 to allow reclassifications of certain financial instruments held for trading to either the held to maturity, loans and receivables or available for sale categories. The amendment also allows the transfer of certain instruments from available for sale to loans and receivables. On 15 October 2008 the European Commission adopted these amendments. NBG Group made use of these amendments as described in note 18.

2.3          Estimates and assumptions

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2007.

NOTE 3:                       Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to €2,5 million). The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities. The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece, SE Europe, Cyprus and Turkey.

International

The Group’s international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits. In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.

Turkish Operations

The Group’s banking activities in Turkey, represented by Finansbank and its subsidiaries, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel, etc).

Notes to the Financial Statements

Group and Bank

Breakdown by business segment

9-month period ended 30 September 2008	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group

Net interest income	1.315.687	235.848	113.271	32.910	347.966	646.967	(57.808)	2.634.841
Net fee and commission income	140.055	49.283	89.018	223	79.303	217.111	(641)	574.352
Other	1.937	(45.647)	5.902	134.606	33.600	29.082	117.913	277.393
Total operating income	1.457.679	239.484	208.191	167.739	460.869	893.160	59.464	3.486.586
Direct costs	(454.623)	(30.227)	(57.581)	(115.904)	(220.433)	(408.812)	(114.673)	(1.402.253)
Allocated costs and provisions	(386.194)	(63.870)	(12.969)	(380)	(52.782)	(49.962)	(5.731)	(571.888)
Share of profit of associates	—	—	(633)	720	565	—	(191)	461
Profit before tax	616.862	145.387	137.008	52.175	188.219	434.386	(61.131)	1.512.906
Tax expense								(277.549)
Profit for the period								1.235.357
Minority interest								(21.410)
Profit attributable to NBG shareholders								1.213.947

Other Segment items
Depreciation, amortisation & impairment charges	11.826	595	2.171	7.111	21.037	29.567	61.137	133.444
Provision for loans impairment & advances	171.012	33.332	—	—	39.331	49.962	(1.579)	292.058

Breakdown by business segment

9-month period ended 30 September 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	Inter- national	Turkish Operations	Other	Group

Net interest income	1.276.586	223.196	40.419	26.295	247.458	537.237	(128.633)	2.222.558
Net fee and commission income	141.925	47.870	115.494	2.777	71.727	172.423	(1.652)	550.564
Other	8.907	(42.362)	172.838	110.909	24.108	88.293	251.701	614.394
Total operating income	1.427.418	228.704	328.751	139.981	343.293	797.953	121.416	3.387.516
Direct costs	(459.263)	(32.698)	(50.206)	(118.326)	(193.973)	(346.281)	(184.929)	(1.385.676)
Allocated costs and provisions	(372.413)	(48.845)	(12.717)	(319)	(42.786)	(24.429)	7.657	(493.852)
Share of profit of associates	—	—	(156)	355	68	—	16.991	17.258
Profit before tax	595.742	147.161	265.672	21.691	106.602	427.243	(38.865)	1.525.246
Tax expense								(197.620)
Profit for the period								1.327.626
Minority interest								(15.115)
Profit attributable to NBG shareholders								1.312.511

Other Segment items
Depreciation, amortisation & impairment charges	14.300	441	1.608	7.539	19.523	21.972	52.897	118.280
Provision for loans impairment & advances	177.979	23.758	—	—	36.255	24.429	(13.938)	248.483

Notes to the Financial Statements

Group and Bank

NOTE 4:        Earnings per share

	Group		Bank
	30.09.2008	30.09.2007	30.09.2008	30.09.2007

Net profit attributable to equity holders of the parent	1.213.947	1.312.511	398.806	750.224
Less: dividends paid to preferred securities	(89.000)	(90.501)	—	—
Net profit attributable to NBG ordinary shareholders	1.124.947	1.222.010	398.806	750.224
Weighted average number of ordinary shares outstanding	495.296.611	493.737.733	495.459.847	494.385.199
Weighted average number of ordinary shares outstanding for basic EPS	495.296.611	493.737.733	495.459.847	494.385.199
Potential dilutive ordinary shares under stock options	1.370.706	1.143.393	1.370.706	1.143.393
Weighted average number of ordinary shares for dilutive EPS	496.667.317	494.881.126	496.830.553	495.528.592

Earnings per share - Basic	€2,27	€2,48	€0,80	€1,52
Earnings per share - Diluted	€2,26	€2,47	€0,80	€1,51

The potential dilutive ordinary shares result from the Bank’s stock option plans. The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 1.370.706 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

The weighted average number of ordinary shares outstanding for both basic and diluted EPS has been adjusted to incorporate the shares issued as described in Note 10 from the beginning of the earliest period presented.

NOTE 5:        Loans & advances to customers (net)

	Group		Bank
	30.09.2008	31.12.2007	30.09.2008	31.12.2007

Mortgages	21.825.880	19.290.148	18.335.741	16.500.230
Consumer loans	7.777.109	6.422.789	4.719.501	4.072.811
Credit cards	3.874.940	3.250.743	1.748.149	1.563.028
Small business lending	4.921.175	3.797.699	3.754.045	3.586.232
Retail lending	38.399.104	32.761.379	28.557.436	25.722.301
Corporate lending	27.374.818	23.490.317	18.431.026	14.744.472
Total	65.773.922	56.251.696	46.988.462	40.466.773
Less: Allowance for impairment on loans & advances to customers	(1.597.820)	(1.558.492)	(901.579)	(898.203)
Total	64.176.102	54.693.204	46.086.883	39.568.570

NOTE 6:                       Goodwill, software & other intangibles assets

The reduction in the net book value of goodwill, software and other intangibles assets is mainly due to the foreign exchange differences arisen from the translation of Finansbank goodwill and other intangible assets and amounted to €(121.532).

The Group’s additions to goodwill, software and other intangible assets during the period amounted to €110.511, whereas the net disposals and write offs amounted to €(23.522).

The Bank’s additions to software and other intangible assets during the period amounted to €26.798, whereas the net disposals and write offs were NIL.

NOTE 7:                       Property & equipment

The Group’s additions to the property and equipment during the period amounted to €175.733 whereas the net disposals and write offs amounted to €(63.903).

The Bank’s additions to the property and equipment during the period amounted to €53.541 whereas the net disposals and write offs amounted to €(23.746).

Notes to the Financial Statements

Group and Bank

NOTE 8:        Due to customers

	Group		Bank
	30.09.2008	31.12.2007	30.09.2008	31.12.2007
Deposits:
Individuals	52.026.708	46.534.844	43.738.305	39.370.563
Corporates	11.157.445	11.190.529	6.879.744	7.201.764
Government and agencies	2.870.717	2.150.001	2.632.065	2.047.732
Total deposits	66.054.870	59.875.374	53.250.114	48.620.059
Securities sold to customers under agreements to repurchase	196.603	72.856	202.124	131.789
Other	965.875	582.181	762.838	507.822
Total	67.217.348	60.530.411	54.215.076	49.259.670

NOTE 9:        Contingent liabilities and commitments

a. Legal proceedings

 The Group is a defendant in certain claims and legal actions arising in the ordinary course of business.  In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final.  Taxes may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets.  The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers.  These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees.  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract.  Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods.  Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party.  All of these arrangements are related to the normal lending activities of the Group.  The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments.  The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Capital Commitments

	Group		Bank
	30.09.2008	31.12.2007	30.09.2008	31.12.2007

Commitments to extend credits	19.978.090	19.230.956	15.468.037	14.884.889
Standby letters of credit and financial guarantees written	6.792.596	6.550.513	3.855.935	3.779.326
Commercial letters of credit	934.409	857.967	134.058	130.219
Total	27.705.095	26.639.436	19.458.030	18.794.434

d. Assets pledged

Assets pledged as collaterals	4.872.910	3.443.360	4.556.453	2.755.558

e. Operating lease commitments

No later than 1 year	71.004	61.119	23.624	20.449
Later than 1 year and no later than 5 years	251.930	209.233	79.528	63.185
Later than 5 years	168.636	161.248	83.392	62.172
Total	491.570	431.600	186.544	145.806

Notes to the Financial Statements

Group and Bank

NOTE 10:                 Share capital and treasury shares

Share Capital – Ordinary Shares

The total number of ordinary shares as at 30 September 2008 and 31 December 2007 was 496.654.269 and 477.198.461 respectively with a nominal value of €5 per share.

Following the resolution of the Bank’s Annual General Meeting of the Shareholders held on 15 May 2008, the Bank issued 19.067.838 new shares with a nominal value of €5 per share to existing shareholders without payment, instead of additional €1 dividend for the year 2007, at a ratio of four new shares for every one hundred shares owned.

On 26 June 2008, the Board of Directors of the Bank approved the share capital increase by €1.940 through the issue of 387.970 ordinary shares derived from the exercise of stock options under Program B.

After the share capital increases the ordinary share capital amounts to €2.483.271 and divided to 496.654.269 shares.

Share Capital – Preference Shares

On 6 June 2008, following the resolution of the Bank’s Annual General Meeting of the Shareholders held on 15 May 2008 which approved the issue of redeemable preference shares of up to €1,5 billion, the Board of Directors of the Bank issued 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, which were offered in the form of American Depositary Shares in the United States, at a price of USD 25 per preference share (equivalent to €16,11).  The total proceeds of the offering amounted to USD 625 million or €402,7 million.  The annual dividend rate is set to USD 2,25 per Preference Share.

The American Depositary Shares are evidenced by American Depositary Receipts and are listed on the New York Stock Exchange.

Following the said increase, the total paid-up share capital of the Bank amounted to €2.490.771 divided into a) 496.654.269 ordinary shares of a par value of €5 each, and b) 25.000.000 Non-cumulative Non-voting Redeemable Preference Shares, of a par value of €0,30 each.

Treasury shares

At 30 September 2008, the Bank and certain subsidiaries held 2.904.699 NBG shares as part of their investment activity representing 0,58% of the issued share capital (31 December 2007: 0,11% of the issued share capital).

Furthermore, the Bank’s Annual General Meeting of the Shareholders held on 17 April 2008, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Companies Act 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 25 May 2008 through 24 May 2009, at a minimum price of €5 and a maximum of €60 per share.

	Group		Bank
	No of shares	€ ’000s	No of shares	€ ’000s
At 1 January 2007	882.560	26.826	135.000	4.490
Acquisition of subsidiary	5.110	202	—	—
Purchases	2.909.124	121.012	900.610	36.375
Sales	(2.690.327)	(109.398)	(583.110)	(21.482)
At 30 September 2007	1.106.467	38.642	452.500	19.383
Movement from 01.10.2007 to 31.12.2007	(603.967)	(17.041)	50.000	2.218
At 31 December 2007	502.500	21.601	502.500	21.601

Purchases	5.728.776	178.576	2.150.823	60.706
Sales	(3.326.577)	(110.514)	—	—
At 30 September 2008	2.904.699	89.663	2.653.323	82.307

NOTE 11:                 Dividend per share

The Bank’s annual ordinary general meeting of its shareholders held on 17 April 2008 approved the distribution of a €1,4 dividend per share for the financial year 2007.  Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athex session of 15 May 2008.  As of 16 May 2008, the Bank’s shares are traded ex-2007 dividend.

In accordance with the resolution of the Bank’s general meeting of its shareholders held on 15 May 2008 the dividend amount of €0,40 was paid in cash while for the remaining dividend of €1, the shareholders received new shares without payment at a ratio of four new shares for every one hundred shares owned.

Notes to the Financial Statements

Group and Bank

NOTE 12:                 Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 September 2008 and 31 December 2007 are presented below.  Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those individuals, in the normal course of business.  The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information.

As at 30 September 2008, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €32 million, €514 million, €0,1 million and €23 million respectively (31 December 2007: €43 million, €326 million, €2 million and €33 million respectively), whereas the corresponding figures at the Bank level amounted to €13 million, €117 million, €NIL and €NIL respectively (31 December 2007: €13 million, €138 million, €NIL and €NIL respectively).

Total compensation to related parties amounted to €25,7 million (30 September 2007: €24,9 million) for the Group and to €12,2 million (30 September 2007: €10 million) for the Bank.  Compensation includes short-term benefits of €24,8 million, post employment benefits of €0,5 million and other long- term benefits of €0,3 million, as well as termination benefits of €0,1 million for the Group, and short-term benefits of €12,2 million for the Bank.

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associated companies are set out in the table below.  At a Group level, only transactions with associated companies are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	30.09.2008	31.12.2007	30.09.2008	31.12.2007

Assets
Loans and advances to customers	17.981	44.768	7.341.847	4.049.838

Liabilities
Due to customers	15.595	22.950	4.709.693	4.966.156

Letters of guarantee, contingent liabilities and other off balance sheet accounts	11.812	49.804	257.281	154.537

	9 month period ended		9 month period ended
	30.09.2008	30.09.2007	30.09.2008	30.09.2007
Income Statement
Interest and commission income	1.317	1.850	197.752	124.554
Interest and commission expense	2.426	4.532	227.720	188.793

Notes to the Financial Statements

Group and Bank

NOTE 13:      Acquisitions & other capital transactions

On 3 January 2008, the General Meetings of the Shareholders of Vojvodjanska Bank and NBG A.D. Beograd approved the merger of the two banks through the absorption of the second by the first.  The merger was approved by the Central Bank of Serbia on 5 February 2008 and was completed on 14 February 2008.

In February 2008 the Bank established two wholly owned subsidiary companies, NBG Finance (Dollar) Plc and NBG Finance (Sterling) Plc.

On 18 March 2008, NBGI Private Equity Ltd established NBGI Private Equity S.A.S., a wholly owned subsidiary located in France.

On 21 April 2008 onwards, the Bank acquired 7.990.000 shares in the Greek Postal Savings Bank (PSB) via the Athex.  The shares acquired correspond to a 5,68% shareholding in PSB.  Together with the 816.000 PSB shares (0,57% of PSB share capital) already owned by NBG, NBG’s total shareholding in PSB coresponds to 6,25%.  The average price per share acquired is €12,71.

On 26 June 2008 the Board of Directors of the Bank and P&K Investment Services S.A. decided the merger of the two companies through absorption of the latter by the Bank.  The date of the Merger Balance Sheets has been set as 30 June 2008.  The Bank holds 100% of P&K Investment Services S.A. shares and therefore the Bank’s share capital will not increase following the completion of the merger.

On 16 July 2008, the Bank disposed of its 30% associate, Siemens Enterprise Communications S.A.  The total consideration agreed, amounted to €11,4 million.

On 31 July 2008, the Bank started consolidating Eterika Plc, a Special Purpose Vehicle established in UK in which the Bank has a beneficial interest.

On 19 August 2008, the Bank accepted the proposal of FIBA Holdings AS (the sellers) to acquire the remaining shares of Finansbank held by the sellers (9,68%), as provided for in the shareholders agreement between the Bank and the sellers.  The exercise price was determined in accordance with the agreement and amounted to USD 697 million.  On 26 September 2008, the NBG Finance (Dollar) Plc acquired the above shares from FIBA Holdings A.S.

On 30 September 2008, the Bank contributed to the share capital increase of CPT Investments Ltd the amount of €311,2 million.

NOTE 14:                 Capital adequacy

From 1 January 2008 onwards the capital adequacy ratios are calculated in accordance with the Basel II provisions.  The Group and the Bank ratios for capital adequacy purposes as at 30 September 2008, are well above the minimum required by the Bank of Greece as stipulated in the Governor’s Act.

Capital adequacy (amounts in € million)

	Group		Bank
	30.09.2008	31.12.2007	30.09.2008	31.12.2007
	Basel II	Basel I	Basel II	Basel I
Capital:
Upper Tier I capital	7.559	6.749	6.598	6.351
Lower Tier I capital	1.741	1.190	390	—
Deductions	(2.932)	(3.058)	(159)	(201)
Tier I capital	6.368	4.881	6.829	6.150
Upper Tier II capital	128	335	1.434	1.470
Lower Tier II capital	316	340	161	178
Deductions	(126)	(129)	(636)	(529)
Total capital	6.686	5.427	7.788	7.269

Total risk weighted assets	61.267	52.961	44.232	42.535

Ratios:
Tier I	10,39%	9,2%	15,44%	14,5%
Total	10,91%	10,2%	17,61%	17,1%

Notes to the Financial Statements

Group and Bank

NOTE 15:      Group Companies

		Tax years	Group %		Bank %
Subsidiaries	Country	unaudited	30.09.2008	31.12.2007	30.09.2008	31.12.2007

National P&K Securities S.A.	Greece	2003-2007	100,00%	100,00%	59,32%	59,32%
Ethniki Kefalaiou S.A.	Greece	2006-2007	100,00%	100,00%	100,00%	100,00%
NBG Asset Management Mutual Funds S.A.	Greece	2005-2007	100,00%	100,00%	81,00%	81,00%
Ethniki Leasing S.A.	Greece	2006-2007	100,00%	100,00%	93,33%	93,33%
NBG Property Services S.A.	Greece	2003-2007	100,00%	100,00%	100,00%	100,00%
Pronomiouhos S.A. Genikon Apothikon Hellados	Greece	2003-2007	100,00%	100,00%	100,00%	100,00%
NBG Bancassurance S.A.	Greece	2003-2007	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	2003-2007	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	2006-2007	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	2005-2007	70,00%	70,00%	—	—
National Insurance Brokerage S.A.	Greece	2003-2007	95,00%	95,00%	—	—
ASTIR Palace Vouliagmenis S.A.	Greece	2006-2007	78,06%	78,06%	78,06%	78,06%
Grand Hotel Summer Palace S.A.	Greece	2006-2007	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	2006-2007	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	2005-2007	100,00%	100,00%	100,00%	100,00%
KADMOS S.A.	Greece	2003-2007	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	2003-2007	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	2006-2007	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	2003-2007	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	2003-2007	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	2005-2007	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	1991-2007	100,00%	100,00%	100,00%	100,00%
P&K S.A.	Greece	2006-2007	100,00%	100,00%	100,00%	100,00%
Finansbank A.S.(*)	Turkey	2001-2007	99,73%	99,57%	82,15%	91,67%
Finans Finansal Kiralama A.S. (Finans Leasing) (*)	Turkey	2002-2007	61,64%	61,55%	2,55%	2,55%
Finans Yatirim Menkul Degerler A.S. (Finans Invest) (*)	Turkey	2002-2007	99,63%	99,48%	0,20%	0,20%
Finans Portfoy Yonetimi A.S. (Finans Portfolio Management) (*)	Turkey	2002-2007	99,63%	99,48%	0,01%	0,01%
Finans Yatirim Ortakligi A.S. (Finans Investment Trust) (*)	Turkey	2003-2007	86,21%	80,97%	5,30%	5,30%
IBTech Uluslararasi Bilisim Ve Iletisim Teknolojileri A.S. (IB Tech) (*)	Turkey	2005-2007	99,30%	98,58%	—	—
Finans Emeklilik ve Hayat A.S. (Finans Pension)	Turkey	2007	99,73%	99,57%	—	—
Finans Tuketici Finansmani A.S.	Turkey	—	99,73%	—	—	—
Finans Malta Holdings Ltd (*)	Malta	2006-2007	99,73%	99,57%	—	—
Finansbank Malta Ltd (*)	Malta	2005-2007	99,73%	99,57%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	2005-2007	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	2004-2007	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	2007	99,93%	99,93%	—	—
Interlease E.A.D., Sofia	Bulgaria	2005-2007	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	2006-2007	100,00%	100,00%	—	—
ETEBA Bulgaria A.D., Sofia	Bulgaria	—	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	2000-2007	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	2006-2007	99,05%	98,88%	99,05%	98,88%
Eurial Leasing S.A.	Romania	2007	70,00%	70,00%	70,00%	70,00%
S.C. Garanta Asigurari S.A.	Romania	2003-2007	94,96%	94,96%	—	—
Vojvodjanska Banka a.d. Novi Sad	Serbia	2006-2007	100,00%	100,00%	100,00%	100,00%
National Bank of Greece a.d. Beograd	Serbia	—	—	100,00%	—	100,00%
NBG Leasing d.o.o. Belgrade	Serbia	2005-2007	100,00%	100,00%	100,00%	100,00%
NBG Services d.o.o. Belgrade	Serbia	2007	100,00%	100,00%	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	2005-2007	94,64%	94,64%	94,64%	94,64%
NBG Greek Fund Ltd	Cyprus	1999-2007	100,00%	100,00%	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd	Cyprus	1999	100,00%	100,00%	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	1999	100,00%	100,00%	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	1999	100,00%	100,00%	100,00%	100,00%
National Bank of Greece (Cyprus) Ltd	Cyprus	2006-2007	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	—	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	2003-2007	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	2007	100,00%	100,00%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	2007	100,00%	100,00%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	2006-2007	99,67%	99,50%	94,32%	91,45%
NBG Luxembourg Holding S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	—	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	U.K.	2006-2007	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	U.K.	2007	100,00%	100,00%	—	—
NBG Finance Plc	U.K.	2006-2007	100,00%	100,00%	100,00%	100,00%
NBG Finance (Dollar) Plc	U.K.	—	100,00%	—	100,00%	—
NBG Finance (Sterling) Plc	U.K.	—	100,00%	—	100,00%	—
NBG Funding Ltd	U.K.	—	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	U.K.	2007	100,00%	100,00%	—	—
Eterika Plc (Special Purpose Vehicle)	U.K.	—	—	—	—	—
NBGI Private Equity S.A.S.	France	—	100,00%	—	—	—
NBG International Inc. (NY)	U.S.A.	2000-2007	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	—	100,00%	100,00%	100,00%	100,00%
CPT Investments Ltd	Cayman Islands	2007	50,10%	50,10%	50,10%	50,10%

(*)  % of participation includes the effect of put and call option agreements

Notes to the Financial Statements

Group and Bank

		Tax years	Group %		Bank %
Associates	Country	unaudited	30.09.2008	31.12.2007	30.09.2008	31.12.2007

Social Securities Funds Management S.A.	Greece	2000-2007	40,00%	40,00%	40,00%	40,00%
Phosphate Fertilizers Industry S.A.	Greece	2004-2007	22,02%	24,23%	15,81%	—
Larko S.A.	Greece	2002-2007	36,43%	36,43%	36,43%	36,43%
Eviop Tempo S.A.	Greece	2004-2007	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	2003-2007	39,34%	39,34%	39,34%	39,34%
Hellenic Countryside S.A.	Greece	2003-2007	20,23%	20,23%	20,23%	20,23%
Pella S.A.	Greece	2002-2007	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	2003-2007	31,18%	31,18%	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	2005-2007	28,00%	28,00%	—	—
UBB AIG Insurance & Reinsurance Company	Bulgaria	2006-2007	59,97%	59,97%	—	—
UBB AIG Life Insurance Company	Bulgaria	2006-2007	59,97%	59,97%	—	—
Drujestvo za Kasova Deinost AD (Cash Service Company)	Bulgaria	—	24,98%	24,98%	—	—

NOTE 16:                 Events after the balance sheet date

For the period from 1 October to 21 November 2008, the Bank acquired 3,8 million own shares at average prices ranging from €11,96 to €22,93 per share. On 25 November 2008, following the decision of General Meeting of the Shareholders of Astir Palace for its share capital increase, the Bank, as the main shareholder, contributed the amount of €99,6 million.

NOTE 17:      Foreign exchange rates

		Fixing	Average
FROM	TO	30.09.2008	1.1 - 30.09.2008

ALL	EUR	0,00807	0,00832
BGN	EUR	0,51130	0,51191
EGP	EUR	0,12624	0,12265
GBP	EUR	1,26534	1,28086
MKD	EUR	0,01635	0,01639
RON	EUR	0,26729	0,27607
TRY	EUR	0,55139	0,53847
USD	EUR	0,69915	0,65774
RSD	EUR	0,01306	0,01256
ZAR	EUR	0,08455	0,08582

Notes to the Financial Statements

Group and Bank

NOTE 18:      Reclassifications and restatements

Group

In accordance with the IAS 39 amendment of 13 October 2008, NBG Group reclassified as of 1 July 2008 €46 million available for sale securities and €206,2 million trading securities into investment securities classified as loans and receivables.  The reclassified securities are not quoted in an active market and the Group has the intention and ability to hold them for the foreseeable future or until maturity.

Furthermore, due to the current crisis in the financial markets, the Group reclassified as of 1 July 2008 trading securities amounting to €161,6 million to available for sale and €29,8 million to held to maturity.

The carrying amount and the fair value of the reclassified securities on 30 September 2008 is €437 million and €417,2 million respectively.

With respect to the reclassified securities, fair value loss of €25,9 million was recognized in the profit or loss and €0,5 million in equity for the six month period ended 30 June 2008, and fair value loss of €14,3 million was recognized in equity for the three month period ended 30 September 2008.

Had these securities not been reclassified, net trading income for the nine month period ended 30 September 2008 would have been lower by €22,6 million (€19,8 net of tax) of which €10,7 million relates to Ethniki Hellenic General Insurance S.A. and the movement in the available for sale securities reserve, net of tax for the same period would have been higher by €7,4 million.

Bank

The Bank reclassified on 1 July 2008 €206,2 million trading securities into investment securities classified as loans and receivables and €29,6 million trading securities to available for sale.  The carrying amount and the fair value of the reclassified securities on 30 September 2008 is €238,1 million and €225,2 million respectively.

With respect to the reclassified securities, fair value loss of €9,3 million was recognized in the profit or loss for the six month period ended 30 June 2008, and fair value loss of €3,3 million was recognized in equity for the three month period ended 30 September 2008.

Had these securities not been reclassified, net trading income for the nine month period ended 30 September 2008 would have been lower by €10,9 million (€8,2 net of tax).

Certain amounts in prior periods have been reclassified to conform to the current presentation.

Balance Sheet

	Bank
	31.12.2007
€ 000’s	As reclassified	As previously reported	Reclassification

Due to banks	8.935.585	9.033.985	(98.400)
Other borrowed funds	3.482.135	3.383.735	98.400
Total liabilities	64.523.029	64.523.029	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 28th November, 2008

Chairman - Chief Executive Officer